Exhibit 99.1

Medicure announces an agreement with Reliance Life Sciences for the marketing rights of a cardiovascular biosimilar

WINNIPEG, AB, Oct. 5, 2020 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV: MPH) (OTC: MCUJF), a pharmaceutical company, announces that through its wholly-owned subsidiary, Medicure International Inc., it has entered into a License, Manufacture and Supply Agreement (the "Agreement") with Reliance Life Sciences Private Limited ("RLS") for a cardiovascular biosimilar (the "Product"). Medicure is responsible for the regulatory approval process for the Product. A biosimilar is a biological product that is highly similar to and has no clinically meaningful differences from an approved reference product. The Agreement grants an exclusive right to Medicure to market and sell the Product in the United States of America, Canada and the European Union.

"We are very pleased with the agreement we have reached with RLS. The Product fits well with Medicure's mission of being a significant cardiovascular company focused on the U.S. market." commented Dr. Albert Friesen, Chief Executive Officer for Medicure. "We look forward to the growth of our portfolio of cardiovascular products."

About Medicure Inc.
Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAGTM (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com. For additional information about ZYPITAMAGTM, refer to the full Prescribing Information.

About Reliance Life Sciences Private Limited
Reliance Life Sciences Private Limited (RLS) is part of the Promoter Group of Reliance Industries Limited. RLS is a research driven organization developing business opportunities in bio-therapeutics (plasma proteins, biosimilars and novel proteins), pharmaceuticals, regenerative medicine, clinical research services, and molecular medicine. The Reliance Group is India's largest private sector enterprise, with annual revenues of $ 86 billion USD. The Group's flagship company, Reliance Industries Limited is India's largest private sector company and a Fortune Global 100 company. RLS is a fully integrated life sciences industry player with in-house capabilities in research, pre-clinical and clinical development, process development, quality management, commercial-scale manufacturing, and marketing. For further information on Reliance Life Sciences please visit http://www.rellife.com/

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, the ability of AGGRASTAT® to provide benefits to COVID-19 patients, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2019.

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SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/October2020/05/c2917.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 08:30e 05-OCT-20